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Exhibit 12.1

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2003	2002	2001
Earnings:
Income from continuing operations before taxes, minority interests and income or loss from equity investees	$91,254	$248,332	$186,119
Interest expense	372,746	324,471	280,092
Distributed income of equity investees	64,046	10,780	42,473
Amortization of capitalized interest	2,298	1,815	1,255

Total earnings(A)	$530,344	$585,398	$509,939

Fixed charges:
Interest expense	$372,746	$324,471	$280,092
Capitalized interest	14,479	16,806	16,176
Preferred OP Unit distributions	9,312	10,874	9,803

Total fixed charges(B)	$396,537	$352,151	$306,071

Preferred stock dividends	$85,920	$93,558	$90,331
Redemption related preferred issuance costs	7,645	—	—

Total preferred stock dividends	$93,565	$93,558	$90,331

Total fixed charges and preferred stock dividends(C)	$490,102	$445,709	$396,402

Ratio of earnings to fixed charges (A divided by B)	1.34	1.66	1.67

Ratio of earnings to fixed charges and preferred stock dividends (A divided by C)	1.08	1.31	1.29

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APARTMENT INVESTMENT AND MANAGEMENT COMPANY Computation of Ratio of Earnings to Fixed Charges (in thousands)